PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	September 30, 2018	December 31, 2017
ASSETS
Current Assets
Cash and cash equivalents		$—	$1.1
Accounts receivable		74.0	105.7
Other assets		29.3	24.0
		103.3	130.8
Fair value of risk management contracts	12	1.4	1.9
Other assets		83.2	99.8
Property, plant and equipment	3	1,066.7	1,104.2
Exploration and evaluation assets		232.1	232.0
Deferred income taxes	6	355.4	342.2
TOTAL ASSETS		$1,842.1	$1,910.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$87.1	$136.2
Fair value of risk management contracts	12	26.4	40.0
Current portion of long term debt	4	158.5	—
Current portion of provisions and other liabilities	5	47.5	35.2
		319.5	211.4
Fair value of risk management contracts	12	12.3	18.6
Long term debt	4	513.7	610.5
Provisions and other liabilities	5	243.4	264.2
		1,088.9	1,104.7
Shareholders' Equity
Shareholders' capital	7	4,838.1	4,829.7
Contributed surplus		8.2	13.3
Deficit		(4,093.1)	(4,036.8)
		753.2	806.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,842.1	$1,910.9
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2018 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
			As adjusted *		As adjusted *
REVENUES
Oil and gas sales	2, 9	$147.9	$125.1	$419.5	$542.9
Royalties, net of incentives		(7.4)	(6.1)	(20.5)	(37.8)
		140.5	119.0	399.0	505.1
Commodity risk management gains (losses)
Realized gain (loss) on commodity risk management	12	(22.9)	3.7	(57.1)	(13.2)
Change in fair value of commodity risk management contracts	12	21.7	(8.7)	13.4	47.5
		139.3	114.0	355.3	539.4
EXPENSES
Operating	2	22.1	51.6	62.1	187.4
Diluent and other purchases	2, 9	52.8	28.9	165.1	120.8
Transportation		5.7	5.6	16.0	21.7
General and administrative		9.7	12.5	28.8	50.2
Depletion, depreciation and amortization	3	33.0	39.8	98.1	175.7
Impairment		—	127.1	—	504.4
		123.3	265.5	370.1	1,060.2
OPERATING INCOME (LOSS)		16.0	(151.5)	(14.8)	(520.8)

Other (income) expense items
(Gain) loss on disposition of properties		0.5	21.9	1.2	46.9
Unrealized foreign exchange (gain) loss	13	(3.0)	(10.0)	6.1	(20.4)
Realized foreign exchange (gain) loss	13	0.1	2.3	(0.4)	4.0
Interest and financing charges		12.3	14.7	36.0	58.3
Restructuring costs		0.5	17.2	0.3	17.2
Loss on extinguishment of debt		—	—	—	7.5
Accretion	5	1.8	2.6	5.2	10.1
Other (income) expense		6.5	1.5	6.3	(4.8)
INCOME (LOSS) BEFORE TAXES		(2.7)	(201.7)	(69.5)	(639.6)
Deferred income tax (recovery) expense	6	(1.1)	(57.0)	(13.2)	(166.2)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		($1.6)	($144.7)	($56.3)	($473.4)
NET INCOME (LOSS) PER SHARE	11
Basic		$—	($0.26)	($0.10)	($0.86)
Diluted		$—	($0.26)	($0.10)	($0.86)
* See Note 2.
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2018 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		($1.6)	($144.7)	($56.3)	($473.4)
Non-cash items
Depletion, depreciation, amortization and accretion	3, 5	34.8	42.4	103.3	185.8
Impairment		—	127.1	—	504.4
Deferred income tax (recovery) expense	6	(1.1)	(57.0)	(13.2)	(166.2)
Unrealized foreign exchange (gain) loss	13	(3.0)	(10.0)	6.1	(20.4)
Change in fair value of commodity risk management contracts	12	(21.7)	8.7	(13.4)	(47.5)
Share based compensation	8	1.7	1.3	3.1	6.2
(Gain) loss on disposition of properties		0.5	21.9	1.2	46.9
Onerous lease contracts		5.3	8.0	3.6	8.0
Other items		2.0	2.0	2.8	1.8
Onerous office lease payments		(1.3)	—	(4.3)	—
Loss on extinguishment of debt		—	—	—	7.5
Foreign exchange derivative settlements		—	—	—	2.8
Interest and financing charges		12.3	14.7	36.0	58.3
Expenditures on remediation	5	(3.8)	(4.6)	(14.1)	(13.1)
Change in non-cash operating working capital	10	(2.3)	2.0	(32.5)	12.9
Cash flow from operating activities		21.8	11.8	22.3	114.0
FINANCING
Bank indebtedness (repayment)	4	—	(29.8)	—	—
Long term debt (repayment)	4	(20.5)	(40.0)	49.5	(542.5)
Convertible debentures repayment		—	—	—	(126.6)
Foreign exchange derivative settlements		—	—	—	(2.8)
Interest and financing charges paid		(6.0)	(15.6)	(32.5)	(78.3)
Cash flow from financing activities		(26.5)	(85.4)	17.0	(750.2)
INVESTING
Capital expenditures		(6.8)	(33.6)	(56.3)	(89.7)
Proceeds on property dispositions		9.6	449.8	17.5	791.8
Withdrawals from/(contributions to) remediation trust fund		3.9	(0.2)	9.6	(6.5)
Change in non-cash investing working capital	10	(2.0)	(3.2)	(11.2)	(6.9)
Cash flow from investing activities		4.7	412.8	(40.4)	688.7
CHANGE IN CASH AND CASH EQUIVALENTS		—	339.2	(1.1)	52.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		—	—	1.1	286.7
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$—	$339.2	$—	$339.2
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2018 Financial Results	3

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
SHAREHOLDERS' CAPITAL	7
Balance, beginning of period		$4,838.1	$4,829.7	$4,829.7	$4,815.1
Share based compensation		—	—	8.4	14.6
Balance, end of period		4,838.1	4,829.7	4,838.1	4,829.7

CONTRIBUTED SURPLUS
Balance, beginning of period		6.4	13.4	13.3	22.9
Share based compensation	8	1.8	1.3	3.3	6.4
Exercise of share based compensation awards		—	—	(8.4)	(14.6)
Balance, end of period		8.2	14.7	8.2	14.7

DEFICIT
Balance, beginning of period		(4,091.5)	(3,681.7)	(4,036.8)	(3,353.0)
Net income (loss)		(1.6)	(144.7)	(56.3)	(473.4)
Balance, end of period		(4,093.1)	(3,826.4)	(4,093.1)	(3,826.4)

TOTAL SHAREHOLDERS' EQUITY		$753.2	$1,018.0	$753.2	$1,018.0
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2018 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED SEPTEMBER 30, 2018 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development and exploration of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three and nine months ended September 30, 2018 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2017 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2017 annual Consolidated Financial Statements except as noted below.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth's annual report for the year ended December 31, 2017.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on November 7, 2018.
The Corporation's Credit Facility borrowings currently have a maturity date of March 31, 2019 and have been presented as a current liability. This maturity date was not extended for an additional year at the previous annual renewal on March 31, 2018 as the lenders are awaiting more certainty on the Corporation's plans to settle the October 2019 term notes that come due. Management is actively engaged with the lenders and undertaking a plan to re-negotiate a new credit agreement that will allow Pengrowth to access the high yield market to refinance the existing term notes. Pengrowth is also exploring alternative financing arrangements including third party debt providers to refinance Pengrowth's entire term note portfolio. Management anticipates the negotiations to extend the Credit Facility beyond the maturity date will occur prior to maturity, however there remains uncertainty and liquidity risk until such time as all Credit Facility agreements are finalized and alternative financing arrangements completed.

2.	SIGNIFICANT ACCOUNTING POLICIES
ACCOUNTING PRONOUNCEMENTS ADOPTED
IFRS 9 Financial Instruments
On January 1, 2018, Pengrowth adopted all of the requirements of IFRS 9 (2014), Financial Instruments ("IFRS 9"). This standard replaces IAS 39 - Financial Instruments: recognition and measurement ("IAS 39") and introduces new requirements for the classification and measurement of financial assets and liabilities. It introduces a new general hedge accounting standard, which aligns hedge accounting more closely with risk management. It also modifies the existing impairment model by introducing a new 'expected credit loss' model for calculating impairment. This new standard also increases required disclosures about an entity's risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. Pengrowth has applied IFRS 9 retrospectively in accordance with transition requirements with no impact to opening retained earnings or comparative periods.
IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9.

PENGROWTH Third Quarter 2018 Financial Results	5

The adoption of IFRS 9 did not result in any measurement adjustments to Pengrowth's financial assets or financial liabilities. The impact of the change in the impairment model was not significant as the credit-impaired financial assets are not significant.
The adoption of IFRS 9 did not result in any changes in the eligibility of existing hedge relationships. Pengrowth currently has no intentions of designating any of its financial instruments as hedges, or using hedge accounting.
IFRS 15 Revenue from Contracts with Customers
Pengrowth elected in the fourth quarter of 2017 to early adopt IFRS 15 for 2017 using the cumulative effect method. In accordance with this method, prior years' financial statements had not been restated upon adoption and the cumulative effect on net earnings of the application of IFRS 15 to revenue contracts in progress at January 1, 2017 was $nil. Pengrowth's management reviewed its revenue streams and major contracts with customers using the IFRS 15 five step model and there were no material changes to net earnings or timing of produced petroleum revenue recognized. It should be noted, however, that certain Income Statement line item reclassifications were made at the time of adoption as a result of the implementation of IFRS 15. Refer to Note 9 for more information including additional disclosure as required under IFRS 15.
Impact of Early Adoption of IFRS 15 on Interim 2017 Financial Statements
As a result of the adoption of IFRS 15, the presentation of, and calculations for, Oil and gas sales and Operating expenses were altered, and a new Income Statement line for Diluent and other purchases for 2017 and onwards was introduced. This change had no impact on operating income (loss), income (loss) before taxes, net income (loss) or Cash Flows. As per the table below, certain amounts in 2017 unaudited interim financial statements were adjusted as follows:

	2017
	Q1	Q2	Q3
Oil and gas sales as previously reported	166.5	147.2	91.5
Diluent and other sales	46.7	45.2	28.9
Processing income	6.7	5.5	4.7
Adjusted Oil and gas sales	219.9	197.9	125.1

Diluent and other purchases as previously reported	—	—	—
Cost of diluent and other purchases	46.7	45.2	28.9
Adjusted Diluent and other purchases	46.7	45.2	28.9

Operating expenses as previously reported	60.6	63.0	46.9
Processing income	6.7	5.5	4.7
Adjusted operating expenses	67.3	68.5	51.6
COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to presentation adopted in the current year.
ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
IFRS 16 Leases
In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Pengrowth is in the process of performing detailed analysis on identified contracts, developing business and accounting processes, making applicable changes to the Corporation's internal controls and assessing the impact that the adoption of this standard will have on its financial statements. Pengrowth has elected to use the modified retrospective approach upon adoption and the actual full impact of adoption will depend on the Corporation's incremental borrowing rate, lease portfolio and practical expedients applied.

PENGROWTH Third Quarter 2018 Financial Results	6

3.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2016	$6,838.8	$90.8	$6,929.6
Additions to PP&E	120.7	0.8	121.5
Property acquisitions	0.1	—	0.1
Change in asset retirement obligations	9.3	—	9.3
Divestitures	(3,151.2)	(3.7)	(3,154.9)
Balance, December 31, 2017	$3,817.7	$87.9	$3,905.6
Additions to PP&E	59.1	0.2	59.3
Change in asset retirement obligations	1.3	—	1.3
Balance, September 30, 2018	$3,878.1	$88.1	$3,966.2

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2016	$3,882.7	$80.4	$3,963.1
Depletion and amortization for the period	204.4	3.2	207.6
Impairment	504.4	—	504.4
Divestitures	(1,871.2)	(2.5)	(1,873.7)
Balance, December 31, 2017	$2,720.3	$81.1	$2,801.4
Depletion and amortization for the period	96.7	1.4	98.1
Balance, September 30, 2018	$2,817.0	$82.5	$2,899.5

Net book value	Oil and natural gas assets	Other equipment	Total
As at September 30, 2018	$1,061.1	$5.6	$1,066.7
As at December 31, 2017	$1,097.4	$6.8	$1,104.2
During the nine months ended September 30, 2018, $1.4 million (September 30, 2017 – $1.8 million) of directly attributable general and administrative costs were capitalized to PP&E.
At September 30, 2018, $5.8 million (September 30, 2017 - $5.8 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth ceased the capitalization of interest during the third quarter of 2018 due to the change in the development plan for Lindbergh. During the nine months ended September 30, 2018, $2.4 million (September 30, 2017 – $2.7 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 6.5 percent (September 30, 2017 – 5.5 percent).

PENGROWTH Third Quarter 2018 Financial Results	7

4.	LONG TERM DEBT AND FINANCIAL COVENANTS

LONG TERM DEBT

	As at
	September 30, 2018	December 31, 2017
U.S. dollar denominated term notes:
28.1 million at 5.49 percent due October 18, 2019	$36.3	$35.3
94.1 million at 7.98 percent due May 11, 2020	121.5	118.3
85.2 million at 6.07 percent due October 18, 2022	110.0	107.1
158.9 million at 6.17 percent due October 18, 2024	205.0	199.7
	$472.8	$460.4
U.K. pound sterling denominated term notes:
12.1 million at 5.45 percent due October 18, 2019	$20.4	$20.6
Canadian dollar term notes:
20.5 million at 6.74 percent due October 18, 2022	$20.5	$20.5

Canadian dollar term Credit Facility borrowings	$158.5	$109.0
Total long term debt	$672.2	$610.5

Current portion of long term debt	$158.5	$—
Non-current portion of long term debt	$513.7	$610.5
At September 30, 2018, Pengrowth had in place a secured $330.0 million revolving committed term Credit Facility supported by a syndicate of 11 domestic and international banks which matures on March 31, 2019.
The Facility carried floating interest rates that range between 3.6 percent and 5.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At September 30, 2018, the available facility had drawings of $158.5 million (December 31, 2017 – $109.0 million) and letters of credit in the amount of $79.7 million (December 31, 2017 – $69.4 million).
FINANCIAL COVENANTS
Pursuant to the debt amending agreements dated October 12, 2017, amendments to the existing financial covenants are effective through to and including the quarter ending September 30, 2019 in the case of the term notes, and expiring on March 31, 2019 in the case of the Credit Facility (the "Waiver Period") as this is the current maturity date. The only applicable covenant during the Waiver Period is the trailing 12 month Adjusted EBITDA to Adjusted Interest Expense ratio (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 for term notes and until the March 31, 2019 maturity for the Credit Facility after which it remains at 4.0 times. Also, after the Waiver Period the Debt to Adjusted EBITDA ratio covenant of 3.5 times, and the Debt to Book Capitalization ratio covenant of 55 percent will be applicable again.
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. Trailing 12 month EBITDA can be adjusted for certain one-time cash items, estimated EBITDA from material divested or acquired properties and non-cash items. Trailing 12 month interest expense can be adjusted for the fees and interest expense related to debt repaid with asset divestment proceeds.
Pengrowth's Interest Coverage ratio was 1.9 times at September 30, 2018, which was above the third quarter of 2018 covenant of 1.03 times.
All loan agreements and amendments can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

PENGROWTH Third Quarter 2018 Financial Results	8

5.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases, onerous leases and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Onerous lease contracts	Other liabilities	Total
Balance, December 31, 2016	$652.3	$37.9	$—	$4.4	$694.6
Incurred during the period	5.4	—	26.5	(1.5)	30.4
Property dispositions	(420.4)	(2.0)	—	—	(422.4)
Expenditures on remediation/provisions settled	(15.9)	(1.7)	(0.3)	(0.6)	(18.5)
Other revisions	3.9	—	—	—	3.9
Accretion (amortization)	11.4	—	—	—	11.4
Balance, December 31, 2017	$236.7	$34.2	$26.2	$2.3	$299.4
Incurred during the period	1.3	—	6.8	1.4	9.5
Property dispositions	(0.5)	—	—	—	(0.5)
Expenditures on remediation/provisions settled	(14.1)	(0.7)	(4.6)	(0.1)	(19.5)
Other revisions	—	—	(3.2)	—	(3.2)
Accretion (amortization)	4.0	—	1.2	—	5.2
Balance, September 30, 2018	$227.4	$33.5	$26.4	$3.6	$290.9

As at September 30, 2018	Asset retirement obligations	Finance leases	Onerous lease contracts	Other liabilities	Total
Current	$42.0	$0.7	$4.5	$0.3	$47.5
Long term	185.4	32.8	21.9	3.3	243.4
	$227.4	$33.5	$26.4	$3.6	$290.9

As at December 31, 2017
Current	$29.9	$0.9	$4.4	$—	$35.2
Long term	206.8	33.3	21.8	2.3	264.2
	$236.7	$34.2	$26.2	$2.3	$299.4
The following assumptions were used to estimate the ARO liability:

	As at
	September 30, 2018	December 31, 2017
Total escalated future costs	$407.8	$420.2
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
Pengrowth has been contributing to an externally managed trust fund established to fund abandonment and reclamation costs associated with SOEP. These costs are expected to be incurred within the next 3 to 4 years. The abandonment and reclamation costs on other assets, not covered by a fund, are expected to be incurred between 2035 and 2080.
ONEROUS LEASE CONTRACTS
Pengrowth completed significant asset dispositions which led to a management decision to complete an operational restructuring in 2017. Reduction of staff levels and excess office space resulted in Pengrowth recognizing a $37.0 million restructuring cost in 2017, of which $26.2 million related to onerous office lease contracts at December 31, 2017 as the economic benefits from actual or potential subleases were exceeded by the unavoidable costs of the lease contract over the remaining term. During the third quarter of 2018, Pengrowth recognized an onerous lease of $5.4 million related to the construction camp at Lindbergh. As Pengrowth shifted its development methodology away from

PENGROWTH Third Quarter 2018 Financial Results	9

the previously contemplated large single phase approach to expansion achieved in incremental steps, the camp will likely not be utilized at Lindbergh. Accordingly, the economic benefits of the construction camp were exceeded by the unavoidable costs of the contract over the remaining term. The onerous lease contract provision amounted to $26.4 million at September 30, 2018.

6.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Nine months ended
	September 30, 2018	September 30, 2017
Income (loss) before taxes	($69.5)	($639.6)
Combined federal and provincial tax rate	27.08%	27.09%
Expected income tax expense (recovery)	($18.8)	($173.3)
Change in unrecognized deferred tax asset	3.9	7.6
Foreign exchange (gain) loss (1)	0.8	(2.4)
Other including share based compensation	0.9	1.9
Deferred income tax expense (recovery)	($13.2)	($166.2)
(1) Reflects the 50 percent non-taxable (deductible) portion of foreign exchange gains and losses and related risk management contracts.

7.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Nine months ended		Year ended
	September 30, 2018		December 31, 2017
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	552,246	$4,829.7	547,709	$4,815.1
Share based compensation (non-cash exercised)	3,871	8.4	4,537	14.6
Balance, end of period	556,117	$4,838.1	552,246	$4,829.7

8.	LONG TERM INCENTIVE PLANS ("LTIP")
(i) SHARE-SETTLED LTIP
At the June 26, 2018 AGM, shareholders approved a rolling and reloading plan that shall not exceed 10 percent of the issued and outstanding common shares to be reserved for issuance under all share-settled compensation plans in the aggregate.
As at September 30, 2018, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 3.2 percent of the issued and outstanding common shares, which is within the limit.

PENGROWTH Third Quarter 2018 Financial Results	10

(a) Performance Share Units ("PSUs") and Restricted Share Units ("RSUs")
The following table provides a continuity of the share-settled PSUs and RSUs:

(number of share units - 000's)	PSUs	RSUs
Outstanding, December 31, 2016	6,238	8,436
Granted	2,124	4,578
Forfeited	(486)	(2,195)
Exercised	(1,104)	(3,436)
Performance adjustment	(1,738)	—
Outstanding, December 31, 2017	5,034	7,383
Granted	—	2,954
Forfeited	(1,449)	(2,023)
Exercised	(826)	(3,044)
Performance adjustment	(138)	—
Outstanding, September 30, 2018	2,621	5,270
Pengrowth's Board may determine, in its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable. No new PSUs will be granted under the current LTIP.
(b) Stock Option Plan
Commencing in June 2018, Pengrowth adopted an Employee Stock Option Plan that provides certain employees with the opportunity to exercise options to purchase common shares of the Corporation. Option exercise prices approximate the market price for the common shares on the date of issuance, vest in three even tranches in the three years following grant and expire after seven years. Compensation expense associated with the options is determined based on the grant date fair value and amortized over the vesting period.
The following table provides a continuity of stock options outstanding at September 30:

	2018		2017
(number of option units - 000's)	Number outstanding	Weighted average price	Number outstanding	Weighted average price
Outstanding, beginning of period	—	$—	—	$—
Granted	9,468	$0.87	—	$—
Forfeited	(73)	$0.87	—	$—
Exercised	—	$—	—	$—
Outstanding, end of period	9,395	$0.87	—	$—
The range of exercise prices of stock options outstanding and exercisable at September 30, 2018 was as follows:

Range of exercise prices	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average exercise price
$0.87 - $1.05	9,395	6.74	$0.87	—	$—

Pengrowth uses the Black-Scholes pricing model to calculate the fair value of stock options granted using an estimated forfeiture rate, volatility, risk free rate and expected life. The fair value is recorded as stock-based compensation expense over the vesting period with a corresponding amount reflected in contributed surplus. When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

PENGROWTH Third Quarter 2018 Financial Results	11

Estimated fair values for the stock options outstanding were calculated using the following weighted average assumptions:

Fair value per option	$0.46
Risk free interest rate	1.93%
Expected volatility (1)	65.86%
Expected life (years)	4.4
Expected forfeiture rate	15.0%
(1) Expected volatility has been based on historical share volatility of the Corporation.
(ii) PREVIOUS LTIP
As at September 30, 2018, 163,867 common shares (December 31, 2017 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan. As at September 30, 2018, 198,477 common shares (December 31, 2017 - 198,477 common shares) were reserved for issuance under the Deferred Share Unit ("DSU") plan.
(iii) CASH-SETTLED LTIP
(a) Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches in the three years following grant. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the nine months ended September 30, 2018, compensation reduction of $0.2 million (September 30, 2017 - $0.1 million expense) was recognized in the Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liabilities. As at September 30, 2018, $0.6 million (December 31, 2017 - $1.5 million) of total liability was recorded in the Consolidated Balance Sheets. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. No grants were made in 2018 and no new Cash-Settled RSUs will be granted under the current LTIP.
(b) Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board.
As at September 30, 2018, Phantom DSUs awarded to Directors had a corresponding liability of $2.4 million (December 31, 2017 - $1.4 million). For the nine months ended September 30, 2018, Pengrowth recorded a $1.0 million compensation expense (September 30, 2017 - $0.2 million reduction) related to Phantom DSUs.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2016	4,229	1,346
Granted	3,163	492
Forfeited	(3,148)	—
Exercised	(1,341)	(462)
Outstanding, December 31, 2017	2,903	1,376
Granted	—	773
Forfeited	(1,233)	—
Exercised	(887)	—
Outstanding, September 30, 2018	783	2,149

PENGROWTH Third Quarter 2018 Financial Results	12

TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Nine months ended
	September 30, 2018	September 30, 2017
Non-cash PSU and RSU expense	$2.5	$6.4
Non-cash stock options expense	0.8	—
Amounts capitalized in the period	(0.2)	(0.2)
Non-cash share based compensation expense	$3.1	$6.2
Cash-settled RSUs (reduction) expense	($0.2)	$0.1
Cash-settled Phantom DSUs (reduction) expense	$1.0	($0.2)
Total share based compensation expense	$3.9	$6.1

9.	REVENUE
Pengrowth sells its production pursuant to fixed or variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under its contracts, Pengrowth is required to deliver fixed volumes of diluted bitumen and variable volumes of light oil, natural gas and natural gas liquids to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price, whereby any variability in revenue relates specifically to its efforts to transfer production, and therefore the resulting revenue is allocated to the production delivered in the period during which the variability occurs. As a result, none of the variable revenue is considered constrained.
Light oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms of up to one year. The majority of Pengrowth’s diluted bitumen is currently sold on multi-year contracts expiring at the end of 2019 for a fixed quantity of diluted bitumen at a fixed differential to WTI, with WTI being variable, as detailed in Note 12. Revenues are typically collected on the 25th day of the month following production. Processing fees charged to third parties are generally under multi-year contracts at fixed fees that vary by volume.
Adoption of IFRS 15 Revenue from Contracts with Customers
Pengrowth early adopted IFRS 15 Revenue from contracts with customers in the fourth quarter of 2017 as detailed in Note 2, using the cumulative effect approach.
The following table presents Pengrowth’s Oil and gas sales disaggregated by revenue source:

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017
		As adjusted		As adjusted
Bitumen	$85.5	$35.1	$218.9	$126.8
Natural gas	4.1	18.0	16.6	86.3
Light oil	4.4	26.8	13.7	137.5
Natural gas liquids	0.5	10.7	3.2	51.4
Produced petroleum revenue	$94.5	$90.6	$252.4	$402.0
Diluent sold	52.8	26.1	163.9	105.8
Processing income	0.6	4.7	1.5	16.9
Other revenue	—	3.7	1.7	18.2
Total oil and gas sales	$147.9	$125.1	$419.5	$542.9
Pengrowth has no fixed price physical delivery contracts in 2018.

PENGROWTH Third Quarter 2018 Financial Results	13

Pengrowth has variable price physical delivery contracts for the sale of diluted bitumen with 2 parties, Phillips 66 Canada Ltd. and BP Products North America Inc., with revenue from those customers representing approximately 70 percent and 21 percent, respectively, of the Corporation's year to date 2018 Oil and gas sales.
Included in accounts receivable at September 30, 2018 is $42.6 million (December 31, 2017 is $40.2 million) of accrued Oil and gas sales related to September 2018 production.

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for):	2018	2017	2018	2017
Accounts receivable	$6.8	$9.9	$12.6	$38.4
Accounts payable	(9.1)	(9.5)	(45.1)	(25.5)
Prepaid tax assessment	—	1.6	—	—
	($2.3)	$2.0	($32.5)	$12.9
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30
Cash used for:	2018	2017	2018	2017
Accounts payable, including capital accruals	($2.0)	($3.2)	($11.2)	($6.9)

11.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended		Nine months ended
	September 30		September 30
(000's)	2018	2017	2018	2017
Weighted average number of shares - basic and diluted	556,117	552,246	554,997	550,839
For the three and nine months ended September 30, 2018, there was no dilutive effect of stock options, RSUs, PSUs, DSU's or DEU's due to the Corporation incurring net losses during these periods.

PENGROWTH Third Quarter 2018 Financial Results	14

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Commodity Price Contracts
As at September 30, 2018, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Oct. 1, 2018 - Dec. 31, 2018	8,000	49.97

Collars			Price per bbl (U.S.$)
Reference point	Remaining term	Volume (bbl/d)	Bought Puts	Sold Calls
WTI	Oct. 1, 2018 - Dec. 31, 2018	2,000	48.00	53.48
Financial Risk Management Contracts Sensitivity to Commodity Prices as at September 30, 2018

Crude oil swaps and collars	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($0.9)	$0.9
Physical Delivery Contracts
As at September 30, 2018, physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. The prices per bbl, as per the table below, include an apportionment protection fee to guarantee flow assurance in the event export pipelines are restricted. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Reference point	Volume of dilbit (bbl/d)	Remaining term	Price per bbl (U.S.$)
Western Canada Select	12,000	Oct. 1, 2018 - Dec. 31, 2018	WTI less $16.95
Western Canada Select	5,000	Oct. 1, 2018 - Dec. 31, 2018	WTI less $16.50 - $19.25
Western Canada Select	2,500	Jan. 1, 2019 - Dec. 31, 2019	WTI less $17.95
Western Canada Select	2,500	Jan. 1, 2019 - Dec. 31, 2019	WTI less $23.60 - $26.35
Western Canada Select	5,000	Jan. 1, 2019 - Dec. 31, 2019	WTI less $17.70 - $20.45
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped (1)	Fixed rate (Cdn$1 = U.K. pound sterling)
12.1	15.0	124%	0.63

(1)	Exceeds 100 percent as swaps were not liquidated when a portion of the principal amount of term note was early repaid in 2017.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
366.3	255.0	70%	0.75

PENGROWTH Third Quarter 2018 Financial Results	15

Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2018	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$3.7	$0.1
Unrealized foreign exchange risk management gain or loss	2.6	0.1
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.1	$—
Interest Rate Sensitivity - Bank Interest Cost
As at September 30, 2018, Pengrowth had $672.2 million of current and non-current long term debt (December 31, 2017 - $610.5 million) of which $158.5 million was based on floating interest rates (December 31, 2017 - $109.0 million). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $1.2 million for the nine months ended September 30, 2018 (September 30, 2017 - $nil), assuming the amount was outstanding for the entire period.
Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the nine month period ended September 30, 2018	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Non-current portion of risk management assets	$—	$1.4	$1.4
Current portion of risk management liabilities	(26.4)	—	(26.4)
Non-current portion of risk management liabilities	—	(12.3)	(12.3)
Risk management assets (liabilities), end of period	($26.4)	($10.9)	($37.3)
Less: Risk management assets (liabilities) at beginning of period	(39.8)	(16.9)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	$13.4	$6.0	$19.4
Realized gain (loss) on risk management contracts for the period	(57.1)	—	(57.1)
Total unrealized and realized gain (loss) on risk management contracts for the period	($43.7)	$6.0	($37.7)

As at and for the nine month period ended September 30, 2017	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Non-current portion of risk management assets	$—	$1.5	$1.5
Current portion of risk management liabilities	(5.4)	(35.4)	(40.8)
Non-current portion of risk management liabilities	(1.1)	(19.2)	(20.3)
Risk management assets (liabilities), end of period	($6.5)	($53.1)	($59.6)
Less: Risk management assets (liabilities) at beginning of period	(54.0)	(2.7)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	$47.5	($50.4)	($2.9)
Realized gain (loss) on risk management contracts for the period	(13.2)	(2.8)	(16.0)
Total unrealized and realized gain (loss) on risk management contracts for the period	$34.3	($53.2)	($18.9)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included under Foreign exchange (gain) loss in the Consolidated Statements of Income (Loss). See Note 13.

PENGROWTH Third Quarter 2018 Financial Results	16

Fair Value
The fair value of cash and cash equivalents, accounts receivable, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term Credit Facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust fund is equal to its carrying amount as this asset is carried at its estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at September 30, 2018	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$100.3	$100.3	$100.3	$—	$—
Fair value of risk management contracts	1.4	1.4	—	1.4	—

Financial Liabilities
U.S. dollar denominated term notes	472.8	499.3	—	499.3	—
Cdn dollar term notes	20.5	22.0	—	22.0	—
U.K. pound sterling denominated term notes	20.4	20.8	—	20.8	—
Fair value of risk management contracts	38.7	38.7	—	38.7	—

			Fair value measurements using:
As at December 31, 2017	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$111.6	$111.6	$111.6	$—	$—
Fair value of risk management contracts	1.9	1.9	—	1.9	—

Financial Liabilities
U.S. dollar denominated term notes	460.4	509.5	—	509.5	—
Cdn dollar term notes	20.5	22.8	—	22.8	—
U.K. pound sterling denominated term notes	20.6	21.7	—	21.7	—
Fair value of risk management contracts	58.6	58.6	—	58.6	—

PENGROWTH Third Quarter 2018 Financial Results	17

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	$0.76	$0.77	$0.80	$0.74
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.77	$0.80	$0.77	$0.80
Unrealized foreign exchange (gain) loss from translation of foreign denominated debt	($9.1)	($35.4)	$12.1	($70.8)
Unrealized (gain) loss on foreign exchange risk management contracts	6.1	25.4	(6.0)	50.4
Net unrealized foreign exchange (gain) loss	($3.0)	($10.0)	$6.1	($20.4)

Net realized foreign exchange (gain) loss	$0.1	$2.3	($0.4)	$4.0

PENGROWTH Third Quarter 2018 Financial Results	18